UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Thunder Power Holdings, Inc.**
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31561T102
(CUSIP Number)

June 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Formerly known as Feutune Light Acquisition Corporation.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31561T102	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
541,959 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
541,959 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
541,959 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	See Note in Item 4.

CUSIP No. 31561T102	SCHEDULE 13G	Page 3 of 5 Pages
Item 1.	(a) Name of Issuer

Thunder Power Holdings, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

221 W 9th St #848
Wilmington, Delaware 19801

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship

Walleye Capital LLC, a Minnesota limited liability company (the “Reporting Person”)
315 Park Ave. South
New York, NY 10010

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2.	(e) CUSIP No.

31561T102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

As of June 30, 2024 and the date hereof the Reporting Person beneficially owned 541,959 shares of Common Stock, which represented (i) approximately 1.17% of the outstanding shares of Common Stock on June 30, 2024, and (ii) approximately 0.76% of the outstanding shares of Common Stock as of the date hereof.  These percentages are calculated based on a total of (i) 46,859,633 outstanding shares of Common Stock on June 30, 2024, and (ii) 70,716,094 outstanding shares of Common Stock as of August 31, 2024, each as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on September 4, 2024, and in each case plus 531,200 shares of Common Stock obtainable within 60 days upon exercise of Warrants beneficially owned by the Reporting Person, which were added to the outstanding shares in accordance with Rule 13d-3(d)(1)(i) under the Act.

Note: The Reporting Person’s beneficial ownership reported herein includes 10,759 shares of Common Stock and 531,200 shares of Common Stock obtainable within 60 days upon exercise of warrants at an exercise price of $11.50 per share of Common Stock (each, a “Warrant”) beneficially owned by the Reporting Person.

CUSIP No. 31561T102	SCHEDULE 13G	Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 31561T102	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

Walleye Capital LLC

	By:	/s/ Thomas L. Wynn IV
Thomas L. Wynn IV, Global Chief Compliance Officer